                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                        For the month of December 2002.



                      Cable Satisfaction International Inc.
                      _____________________________________

                (Translation of Registrant's Name Into English)

                            1730 Marie-Victorin Blvd.
                                    Suite 201
                            Longueuil, Quebec J4G 1A5
                            _________________________

                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F                                     Form 40-F  X
         -----                                         -----


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.)

Yes                                           No  X
   -----                                        -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____).

THIRD QUARTER REPORT, SEPTEMBER 2002

ADVANTAGE CSII


MESSAGE TO SHAREHOLDERS

We are pleased to report on our financial and operating results for the third quarter and nine months ended September 30, 2002. All amounts are presented in Canadian dollars unless indicated otherwise.

Highlights

- Operating revenues increased 134% to $33.2 million compared to $14.2 million for the third quarter of 2001. For the first nine months of 2002, operating revenues of $80.4 million, reflecting revenue adjustments for the first and second quarters, are up 149% from $32.3 million for the same period of 2001.

- The Company maintained strong growth in revenue generating units (RGU) with 46,176 net additions to reach 477,423 total RGUs for residential and business services, a year-over-year increase of 117% from 220,333 RGUs at the end of the third quarter of 2001.

- Gross margin percentage improved to 49% and 46% for the third quarter and first nine months of 2002, respectively, compared to 45% and 41% for the corresponding periods in 2001 presented on the same basis.

-  Blended ARPU* increased 48% to $48.11 (euro31.28) compared to
   $32.55 (euro23.60) for the third quarter of 2001. ARPU for business services for the third quarter of 2002 is $86.34 (euro56.14).

(*BLENDED ARPU IS THE MONTHLY AVERAGE REVENUE PER SUBSCRIBER CONNECTION FOR ALL SERVICES)

MANAGEMENT'S COMMENTS

Demand for the Company's services remained strong and RGU growth was within its target range for the third quarter despite seasonal factors related to the extended summer holiday period in Europe. Since the end of the third quarter, the Company has passed the 500,000 RGU milestone following one of the best months ever in terms of customer acquisition in October.

Our 2002 results to date demonstrate clearly that Portugal is an attractive market with a favourable regulatory environment and that we are well-positioned through our state-of-the-art network and competitive bundle of cable television, high-speed Internet and fixed telephony services. The rapid growth of our operating revenues and margin improvement since the completion of our national fibre-optic ring in the first quarter of 2002 show that we are building a sustainable long-term business.

As a result of the retroactive adoption of new accounting policies and adjustments to trade receivables in the latest quarter, Cabovisao is currently in non-compliance with certain covenants of its senior credit facility. The Company is in negotiations with its financiers and believes it will obtain waivers of the non-compliance and an extension of the maturity date of Cabovisao's secured term loan until January 31, 2003.


MANAGEMENT'S DISCUSSION AND ANALYSIS

THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2002

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as set out in the notes accompanying the 2001 consolidated financial statements published in the Company's 2001 Annual Report, except for changes outlined in the notes to these interim financial statements.

Among significant adjustments and changes in accounting policies adopted since the publication of the Company's interim consolidated financial statements for the second quarter and six months ended June 30, 2002, are the following:

- The Company has determined that certain adjustments are required to the interim consolidated financial statements for the periods ended March 31, 2002 and June 30, 2002, to properly account for revenues. Such adjustments result in increases of $1.2 million and $1.4 million, respectively, to the reported net losses for these periods.

- The Company has adopted retroactively, with restatement of prior periods presented herein, a new accounting policy for development costs which comprise mainly sales and marketing expenses. Under the new policy, described in note 3a to these interim consolidated financial statements, the Company will expense most sales and marketing expenses as incurred, thereby reducing the proportion of such expenses that were capitalized under the former accounting policy.

- The Company has written-off its net future tax assets due to uncertainty regarding the realization of tax benefits in future years, resulting in a non-cash adjustment of $11.6 million in the third quarter of 2002.

The Company expects to file within the next few weeks audited interim consolidated financial statements for the nine month period ended September 30, 2002. Based on extensive consultations with its auditors in the preparation of the interim consolidated financial statements published today, the Company is confident that the audited statements for the nine months ended September 30, 2002 will confirm the results presented today.

GOING CONCERN UNCERTAINTY

The interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada based on a going-concern basis which presumes the realization of the assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company is experiencing additional growth-related capital requirements arising from the funding of network expansion and the cost of acquiring new subscribers. The Company's ability to continue as a going concern is dependent upon its ability to generate positive net income and cash flows in the future, and on the continued availability of financing.

The Company has a credit facility under which it may draw up to euro
260 million. The credit facility includes a fully drawn secured term loan (commonly referred to as the bridge loan) of euro 100 million that matures on December 31, 2002. On the maturity date, the credit facility allows the bridge loan to be converted into secured revolving advances up to euro 260 million, the availability of which is subject to certain financial covenants and conditions. At this time, uncertainties remain with regard to the Company's ability to further access its senior credit facility in January 2003. Given this context, there is uncertainty regarding the Company's ability to continue as a going concern.

CONSOLIDATED RESULTS

OPERATING REVENUES - Operating revenues increased by 134% to $33.2 million compared to $14.2 million for the third quarter of 2001, reflecting strong subscriber growth during the past 12 months and higher ARPU. Total RGUs increased by 46,176 during the quarter to reach 477,423 RGUs, an increase of 117% from 220,333 RGUs on September 30, 2001.

Blended ARPU increased 48% to $48.11 (euro 31.28) compared to $32.55
(euro 23.60) for the same quarter last year. ARPU increases continued to be driven by the Company's bundling strategy. For the third quarter of 2002, 18% of new subscribers purchased three services and 51% chose two services.

For the first nine months of 2002, operating revenues of $80.4 million, reflecting revenue adjustments for the first and second quarters, are up 149% from $32.3 million for the same period of 2001.

CABLE TELEVISION - Operating revenues from basic cable television services, including pay TV, were $16.9 million, up 94% from $8.7 million for the third quarter of 2001. This increase reflects mainly subscriber growth for basic and pay TV services, as well as a tariff increase of approximately $1.54 (euro 1.00) on basic cable services implemented on May 1, 2002. The total number of cable TV subscribers rose by 10,257 during the latest quarter to 219,944, a year-over-year increase of 55%. The number of pay TV subscribers were up by 3,467 to 53,144 compared to 31,137 last year, an increase of 71%. For the first nine months, operating revenues were $42.2 million, or 84% higher than for the same period in 2001.

HIGH-SPEED INTERNET - Operating revenues from high-speed Internet services increased 210% to $6.3 million from $2.0 million for the third quarter of 2001, reflecting mainly a higher number of subscribers. A monthly tariff increase of approximately $2.08 (euro 1.35) was implemented effective August 1, 2002. The total number of subscribers rose by 7,718 in the third quarter to 56,051, a year-over-year increase of 159%. For the first nine months, operating revenues were $14.5 million, or 244% higher than for the same period in 2001.

TELEPHONY - Operating revenues from telephony services rose 193% to $10.0 million from $3.4 million for the third quarter of 2001. The total number of subscribers increased by 24,734 to 148,284, a year-over-year increase of 486%. For the first nine months, operating revenues were $23.7 million, or 357% higher than the $5.2 million recorded for the same period in 2001.

BUSINESS SERVICES - Included in operating revenues and total RGUs discussed above are business services which accounted for 13,263 RGUs at the end of the third quarter, an increase of 165% compared to 4,996 business RGUs at the end of 2001. ARPU per business customer for the third quarter was $86.34 (euro 56.14) and $83.96 (euro 54.59) for the nine-month period. Sales of capacity and dark fibre leasing amounted to $374,329 (euro 243,387) for the third quarter and $650,409 (euro 422,893) for the first nine months.

DIRECT COSTS - Direct costs, which consist mainly of programming costs for basic cable television and pay TV services as well as interconnection costs related to high-speed Internet and telephony services, were $17.0 million (51% of operating revenues) compared to $7.7 million (54% of operating revenues) for the third quarter of 2001. For the first nine months, direct costs represented 54% of operating revenues compared to 59% for the same period in 2001. This improvement reflects the full activation of Cabovisao's national fibre-optic backbone during the first quarter of 2002, allowing the company to terminate a significantly higher proportion of calls on its own network.

GROSS MARGIN - Gross margin percentage improved to 49% and 46% for the third quarter and first nine months of this year, compared to 45% and 41%, respectively, for the same periods in 2001.

OPERATING AND ADMINISTRATIVE EXPENSES - Operating and administrative expenses were $10.9 million (33% of operating revenues) compared to $7.6 million (54% of operating revenues) for the third quarter of 2001. For the first nine months, such expenses were 41% of operating revenues compared to 63% for the same period in 2001. Furthermore, for the first nine months of 2002, operating and administrative expenses (excluding the $7.8 million bad debt expense incurred in the third quarter of 2002) increased 61% while operating revenues rose 149%, reflecting the company's ability to control variable costs while the subscriber base doubled.

In the third quarter of 2002, the Company adopted retroactively, with restatement of prior periods presented, a new accounting policy for development costs which comprise mainly sales and marketing expenses (see note 3a). The impact of this change is an increase in operating and administrative expenses of $1.5 million and $6.0 million, respectively, for the third quarter and first nine months of 2002, and $1.6 million and $4.3 million, respectively, for the third quarter and first nine months of 2001.

EBITDA - Earnings before interest, taxes, amortization and depreciation, restructuring and other costs, as well as bad debt expenses, was $5.3 million compared to negative EBITDA of $1.1 million for the third quarter of 2001. For the first nine months, EBITDA on this basis was $4.2 million compared to negative EBITDA of $6.9 million for the same period last year.

BAD DEBT EXPENSE - During the third quarter of 2002, following a review of all trade receivables, the Company recorded a bad debt expense of $7.8 million compared to $0.4 million for the same period in 2001. For the first nine months, bad debt expense was $9.3 million in 2002 and $1.1 million in 2001.

RESTRUCTURING AND OTHER CHARGES - During the second quarter of 2002, the Company initiated cost reduction measures, including the reduction of approximately
30 positions and the renegotiation of an outsourcing agreement. As a result, a provision of $1.2 million pre-tax was recorded in the quarter, mainly related to severance payments.

DEPRECIATION AND AMORTIZATION - Depreciation and amortization increased to $18.6 million for the third quarter and $37.6 million for the first nine months of 2002, compared to $6.3 million and $16.7 million for the same periods in 2001. These increases reflect the significant growth in capital assets during 2001 and the beginning of 2002. As of September 30, 2002, capital assets were $481.4 million compared to $335.6 million as of December 31, 2001, net of accumulated depreciation of $74.9 million and $37.5 million, respectively.

OTHER REVENUES (EXPENSES) - Other expenses totaled $22.0 million for the third quarter of 2002 compared to $17.2 million for the same period in 2001. The increase is due mainly to higher financial expenses. For the first nine months, other expenses were $32.9 million compared to $27.1 million for the same period last year, with the increase also explained by financial expenses on the bridge facility and senior notes.

FUTURE INCOME TAXES - Due to uncertainty regarding the realization of tax benefits in future years, the Company wrote off its net future tax assets, resulting in a non-cash charge of $11.6 million in the third quarter of 2002.

NET LOSS AND NET LOSS PER SHARE - Net loss was $54.7 million, or $0.60 basic and fully diluted per share, compared to $25.1 million, or $0.34 per share, for the third quarter of 2001. For the first nine months, net loss was $88.5 million, or $0.99 per share, compared to $49.4 million, or $0.76 per share, for the same period last year.

LIQUIDITY AND CAPITAL RESOURCES

Operating activities used cash of $10.7 million for the third quarter of 2002 compared to $9.6 million in the same period last year.

Acquisitions of capital assets declined to $38.0 million for the third quarter of 2002 compared to $58.5 million for the same period in 2001, reflecting mainly the lower build-out rate of new homes. As well, in the third quarter last year Cabovisao was still investing in the construction of its national fibre-optic ring which was essentially completed at the end of 2001.

Financing activities in the third quarter provided cash of $44.1 million, representing the final draw from the euro 100 million bridge loan which is part of the Company's senior credit facility, compared to $66.3 million for the same period last year. For the first nine months of 2002, financing activities provided cash of $168.5 million, comprised of the secured term loan and $46.2 million from an equity issue completed in the first quarter.

As of September 30, 2002, the Company had cash and cash equivalents of $9.7 million. The Company is presently in discussions with its financiers to obtain access to a short-term liquidity line allowing Cabovisao to finance its operations until January 31, 2003. Management believes that, based on progress to date, this provides a sufficient window for the successful negotiation of a long-term solution to Cabovisao's financial requirements.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements concerning the Company's future operations, economic performance, financial condition and financing plans, including such things as business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the telecommunications industry and the Company's business and operations and references to future success. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company and its subsidiaries or their business or operations.

(signed)

JEAN-CHARLES DAGENAIS
President and Chief Executive Officer

(signed)

FERNAND BELISLE
Chairman of the Board

Longueuil, Quebec, Canada
November 29, 2002

CONSOLIDATED STATEMENTS OF LOSS

                                                                   2002         2001         2002         2001
                                                               3 MONTHS     3 months     9 MONTHS     9 months
(Unaudited)                                                       ENDED        ended        ENDED        ended
(In thousands of Canadian dollars, except per share data)      SEPT. 30     Sept. 30     SEPT. 30     Sept. 30
==============================================================================================================
                                                                          (restated)                (restated)
OPERATING REVENUES                                              $33,177       $14,168     $80,426      $32,303
DIRECT COSTS                                                     17,006         7,722      43,538       18,932
                                                               -----------------------------------------------
                                                                 16,171         6,446      36,888       13,371

OPERATING AND ADMINISTRATIVE EXPENSES                            10,899         7,582      32,730       20,287
                                                               -----------------------------------------------
   Earnings (loss) from operations
     before the following items                                   5,272        (1,136)      4,158       (6,916)

BAD DEBT EXPENSE                                                  7,766           400       9,307        1,129

RESTRUCTURING AND OTHER RELATED EXPENSES (Note 5)                     -             -       1,235            -

DEPRECIATION AND AMORTIZATION                                    18,599         6,336      37,597       16,673
                                                               -----------------------------------------------
   Loss from operations                                         (21,093)       (7,872)    (43,981)     (24,718)
==============================================================================================================

OTHER REVENUES (EXPENSES)
   Financial revenues                                               107           744         437        2,989
   Financial expenses                                           (14,434)       (6,901)    (34,305)     (20,306)
   Loss on fair value of financial instrument                    (4,025)       (2,642)     (4,394)      (6,352)
   Foreign exchange gain (loss)                                    (546)       (8,421)      8,606       (3,222)
   Write-off of certain long-lived assets                        (3,147)            -      (3,147)           -
   Others                                                             -           (21)       (133)        (218)
                                                               -----------------------------------------------
                                                                (22,045)      (17,241)    (32,936)     (27,109)
==============================================================================================================

   Loss before future income taxes                              (43,138)      (25,113)    (76,917)     (51,827)

FUTURE INCOME TAXES (Note 4)                                    (11,554)            -     (11,554)       2,389
                                                               -----------------------------------------------

   Net loss                                                     (54,692)      (25,113)    (88,471)     (49,438)
==============================================================================================================

   Net loss per share, basic and fully diluted                  $ (0.60)       $(0.34)    $ (0.99)      $(0.76)
==============================================================================================================

Weighted average number of outstanding multiple
   voting shares and subordinate voting shares              91,367,967    73,816,684   89,688,286   64,937,090
==============================================================================================================

CONSOLIDATED STATEMENTS OF ACCUMULATED DEFICIT
                                                                   2002         2001         2002         2001
                                                               3 MONTHS     3 months     9 MONTHS     9 months
(Unaudited)                                                       ENDED        ended        ENDED        ended
(In thousands of Canadian dollars)                             SEPT. 30     Sept. 30     SEPT. 30     Sept. 30
==============================================================================================================
                                                                          (restated)                (restated)
ACCUMULATED DEFICIT, beginning of period,
   as previously reported                                    $(138,705)    $(66,617)    $(92,281)    $(28,898)

   Restatement of previously recognised revenues (Note 2)       (2,656)           -            -            -

   Restatement due to a change in accounting policy
     regarding deferred charges (Note 3)                       (12,456)      (8,282)     (10,980)      (6,179)

   Restatement due to a change in accounting policy
     regarding foreign currency translation (Note 3)                 -            -      (16,777)     (15,497)
                                                               -----------------------------------------------

ACCUMULATED DEFICIT, beginning of period, as restated         (153,817)     (74,899)    (120,038)     (50,574)

   Net loss                                                    (54,692)     (25,113)     (88,471)     (49,438)
=============================================================================================================

ACCUMULATED DEFICIT, end of period                           $(208,509)   $(100,012)   $(208,509)  $ (100,012)
=============================================================================================================

CONSOLIDATED BALANCE SHEETS

                                                                           SEPT. 30  December 31
                                                                               2002         2001
(In thousands of Canadian dollars)                                      (UNAUDITED)    (audited)
================================================================================================
                                                                                      (restated)
ASSETS
   Capital assets                                                          $481,414     $335,577
   Intangible assets and deferred charges                                    20,049       13,821
   Deferred financing and issuance costs, net                                28,515       28,221
   Future income taxes                                                            -       10,657
   Cash and cash equivalents                                                  9,656       22,044
   Trade receivables                                                         15,813       11,565
   Other receivables                                                         25,107       36,517
   Inventory                                                                 16,561       20,691
   Prepaid and other current assets                                           1,255        6,208
                                                                           ---------------------
                                                                           $598,370     $485,301
================================================================================================

 LIABILITIES
   Long-term debt                                                          $253,249     $239,801
   Other long-term liabilities                                               10,300        5,379
   Bank indebtedness                                                        156,650       22,341
   Cheques issued in excess of bank deposits                                      -          314
   Accounts payable and accrued liabilities                                 121,728      123,886
                                                                           ---------------------

                                                                            541,927      391,721
================================================================================================

 SHAREHOLDERS' EQUITY
   Capital stock (Note 6)                                                   237,145      190,917
   Warrants                                                                   8,933        8,933
   Currency translation adjustments                                          18,874       13,768
   Accumulated deficit                                                     (208,509)    (120,038)
                                                                           ---------------------

                                                                             56,443       93,580
================================================================================================
                                                                           $598,370     $485,301
================================================================================================

SUMMARY OF SELECTED INFORMATION - CABOVISAO

(Unaudited)
PERIODS ENDED                           2002          2001                      2002         2001
SEPTEMBER 30                        3 MONTHS      3 months                  9 MONTHS     9 months       Growth
==============================================================================================================
POTENTIAL HOMES                            -             -                4,500,000     3,795,000          19%

                                           ADDITIONS                               CUMULATIVE
HOMES PASSED                          24,302        53,871                  735,122       584,630          26%
SUBSCRIBERS
   Cable TV - Basic Service           10,257        15,444                  219,944       142,222          55%
   Cable TV - Pay TV                   3,467         4,397                   53,144        31,137          71%
   Internet                            7,718         5,238                   56,051        21,664         159%
   Telephony                          24,734        11,413                  148,284        25,310         486%
                                     -------------------------------------------------------------------------
                                      46,176        36,492                   477,423      220,333         117%
==============================================================================================================

                                        2002          2001                      2002         2001
                                    3 MONTHS      3 months                  9 MONTHS     9 months
OPERATING REVENUES                     ENDED         ended                     ENDED        ended
(In thousands of Canadian dollars)  SEPT. 30      Sept. 30     Growth %     SEPT. 30     Sept. 30       Growth
==============================================================================================================
   Cable Television                  $16,880        $8,722        94%        $42,195      $22,892          84%
   Internet                            6,320         2,038       210%         14,533        4,220         244%
   Telephony                           9,977         3,408       193%         23,698        5,191         357%
                                     -------------------------------------------------------------------------
                                     $33,177       $14,168       134%        $80,426      $32,303         149%
==============================================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   2002         2001         2002         2001
                                                               3 MONTHS     3 months     9 MONTHS     9 months
(Unaudited)                                                       ENDED        ended        ENDED        ended
(In thousands of Canadian dollars)                             SEPT. 30     Sept. 30     SEPT. 30     Sept. 30
==============================================================================================================
                                                                          (restated)                (restated)
OPERATING ACTIVITIES
   Net loss                                                    $(54,692)    $(25,113)    $(88,471)    $(49,438)
   Items not affecting cash
     Bad debt expense                                             7,766          400        9,307        1,129
     Depreciation and amortization                               18,599        6,336       37,597       16,673
     Amortization of deferred financing and issuance costs          889          509        2,526        1,751
     Amortization of debt discount                                  265          228          775          856
     Foreign exchange loss (gain)                                   546        8,421       (8,606)       3,222
     Loss on fair value of financial instrument                   4,025        2,642        4,394        6,352
     Write-off of certain long-lived assets                       3,147            -        3,147            -
     Future income taxes                                         11,554            -       11,554       (2,389)
                                                              ------------------------------------------------
                                                                 (7,901)      (6,577)     (27,777)     (21,844)

   Net changes in non-cash items related to operations           (2,757)      (2,992)      (2,790)      28,253
                                                              ------------------------------------------------
                                                                (10,658)      (9,569)     (30,567)       6,409
==============================================================================================================

INVESTING ACTIVITIES
   Acquisitions of capital assets                               (38,016)     (58,457)    (136,680)    (180,694)
   Increase of intangible assets and deferred charges            (3,673)      (1,768)     (10,358)      (5,409)
                                                              ------------------------------------------------
                                                                (41,689)     (60,225)    (147,038)    (186,103)
==============================================================================================================

FINANCING ACTIVITIES
   Increase in bank indebtedness                                 44,137            -      122,257            -
   Increase in deferred financing and issuance costs                  -       (8,603)           -       (8,603)
   Issuance of shares, net of related expenses                      (40)      74,886       46,227       76,239
                                                              ------------------------------------------------
                                                                 44,097       66,283      168,484       67,636
==============================================================================================================

EFFECT OF FOREIGN EXCHANGE ON CASH                               (3,399)       5,899       (3,267)        (425)
==============================================================================================================

INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS                                         (11,649)       2,388      (12,388)    (112,483)
CASH AND CASH EQUIVALENTS, beginning of period                   21,305       43,616       22,044      158,487
                                                              ------------------------------------------------
CASH AND CASH EQUIVALENTS, end of period                         $9,656      $46,004       $9,656     $ 46,004
==============================================================================================================

Cash flows include the following elements:
Interest paid                                                   $17,163      $15,136      $39,937      $30,298
Income taxes paid                                               $     -      $     -      $     -      $     -

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited) (In thousands of Canadian dollars or Euros, except per share data)

These interim consolidated financial statements should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2001.

1. GOING-CONCERN UNCERTAINTY

The interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada based on a going-concern basis which presumes the realization of the assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company is experiencing additional growth-related capital requirements arising from the funding of network expansion and the cost of acquiring new subscribers. The Company's ability to continue as a going concern is dependent upon its ability to generate positive net income and cash flows in the future, and on the continued availability of financing.

As of September 30, 2002, the Company had cash and cash equivalents of $9,656. In addition, the Company has a credit facility under which it may draw up to euro260,000 ($407,290 as at September 30, 2002). The credit facility includes a fully drawn secured term loan of euro100,000 ($156,650 as at September 30, 2002) that matures on December 31, 2002. On the maturity date, the credit facility allows the secured term loan to be converted into secured revolving advances up to euro260,000, the availability of which is subject to certain financial covenants and conditions. As at September 30, 2002, the Company is in default arising from its failure to meet certain financial and operational covenants related to this credit facility. Given this context, there is uncertainty regarding the Company's ability to continue as a going concern.

2. RESTATEMENT

The Company has determined that certain adjustments are required to the interim consolidated financial statements for the periods ended March 31, 2002 and June 30, 2002. These adjustments are necessary to properly account for revenues. The adjustment in revenues resulted in the net loss for the three months ended March 31, 2002 to increase by $1,219 ($0.01 per share) and the net loss for the three months ended June 30, 2002 to increase by $1,437 ($0.02 per share).

Throughout the financial statements and footnotes all amounts presented for the three months and the nine months ended September 30, 2002 have been adjusted to reflect the aforementioned restatement.

3. SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as set out in Note 1 to the Consolidated Financial Statements for the year ended December 31, 2001, on pages 24, 25 and 26 in the 2001 Annual Report except as noted below.

CHANGE IN ACCOUNTING POLICIES

The Company adopted the following accounting policies in accordance with the recommendations issued by the Canadian Instituted of Chartered Accountants ("CICA"):

(a) DEFERRED CHARGES

Effective in the third quarter of 2002, the Company adopted retroactively, with restatement of prior periods presented, a new accounting policy for development costs, which comprised mainly sales and marketing expenses. Under the new accounting policy, the Company will only defer the cost of commissions paid to outsourced vendors and the cost of equipment subsidies granted upon acquisition of new subscribers. All other selling and marketing costs are expensed as incurred. Pre-operating start-up costs incurred to develop cable television, Internet and telephony services have been capitalized prior to December 31, 2001. Development and start-up costs are being amortized using the straight-line method over 3 to 5 years.

The effect of adopting this new accounting policy resulted, as at December 31, 2001, in a decrease in intangible assets and deferred charges of $10,980 with an equivalent increase in accumulated deficit. In addition, net loss for the three-month and the nine-month periods ended September 30, 2002 increased by $492 ($0.01 per share) and $1,968 ($0.02 per share), respectively.

Accordingly, net loss for the three-month and the nine-month periods ended September 30, 2001 increased by $1,284 ($0.02 per share) and $3,387 ($0.05 per share), respectively, as a result of this change.

(b) GOODWILL AND OTHER INTANGIBLE ASSETS

Effective in 2001, the CICA issued Handbook Section 1581, "Business Combinations," and Handbook Section 3062, "Goodwill and Other Intangible Assets." Under new section 3062, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives. The Company adopted these new standards on January 1, 2002 and accordingly completed its transitional impairment assessment during the second quarter to then conclude that no impairment existed as at January 1, 2002.

Due to current uncertainties and market conditions, the Company performed an impairment test as at September 30, 2002. As a result of this test, an impairment loss of $1,361 was recognized in the interim consolidated financial statements.

(c) FOREIGN CURRENCY TRANSLATION

Effective on January 1, 2001, the CICA modified the Handbook Section 1650, "Foreign Currency Translation". The effect of the new recommendations is to eliminate the deferral and amortization of unrealized translation gains and losses on long-term monetary assets and liabilities, and require disclosure of exchange gains and losses included in net loss. The Company retroactively adopted the new handbook section which resulted, as at December 31, 2001, in a decrease in deferred foreign exchange loss of $16,777 with an equivalent increase in accumulated deficit.

(d) STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

The Company also adopted the new recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments, effective January 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. This Section applies to certain awards outstanding on the date of adoption and all awards granted on or after January 1, 2002. The Company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the shares.

Based on the following assumptions, impact on net loss and net loss per share would not have been material had the Company determined compensation expense based on the fair value of the options at the date of grant.

Assumptions used in Black-Scholes options pricing model:

Dividend yield                                                0%

Expected volatility                                          50%

Risk-free interest rate                                    4.75%

Expected life (years)                                         4

Number of options granted                               265,000

Weighted average fair value of options granted ($)         1.58


4. FUTURE INCOME TAXES

The Company assesses its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of future tax assets, the impact of the change on the valuation allowances is reflected in current income. Due to uncertainty surrounding the realization of the tax benefits in future years, no income tax benefit has been recorded in 2002 and the Company has fully reserved its net future tax assets as of September 30, 2002.

5. RESTRUCTURING AND OTHER RELATED EXPENSES

In the second quarter of 2002, the Company implemented its staffing reduction program. As a result, a charge of $1,235 has been recorded as restructuring and other related expenses. The restructuring charge is related to employee severance, including other directly related employee costs.

6. CAPITAL STOCK

On February 14, 2002 and March 14, 2002 a group of investors purchased respectively 8,750,000 and 875,000 subordinate voting shares, at a price of $5.05 per share, for net proceeds of $45,241. In addition, for the three-month periods ended March 31, and June 30, 2002, the Company issued 83,000 and 548,000 subordinate voting shares for net proceeds of $145 and $842, respectively, through the exercise of stock options.

On September 30, 2002, the Company had 1,000,000 multiple voting shares and 90,367,967 subordinate voting shares outstanding.

7. CONVERTIBLE INSTRUMENTS

As at September 30, 2002, 2,038,600 stock options had been granted of which 1,021,630 are available for exercise. The stock options are exercisable for subordinate voting shares on a one-for-one basis.

In addition, warrants attached to the Senior Notes in the amount of US$155 million are convertible into 3,300,000 subordinate voting shares at a price of $6.47 per share expiring March 1, 2005.

8. SEGMENTED INFORMATION

The Company has one reportable segment located in Portugal offering telecommunciations services such as cable television, Internet and telephony.

9. COMPARATIVE FIGURES

Certain reclassifications have been made to the prior year consolidated financial statements to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2002.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      CABLE SATISFACTION INTERNATIONAL INC.



                                By:     /S/ FRANCOIS DE BILLY
                                Name:   Francois de Billy
                                Title:  Secretary

Date: December 5, 2002